

03020260

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Mortgage Asset Securitization Transactions, Inc.	0000815018
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, for May 19, 2003, Series 2003-OPT2	**333-101254**

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 19, 2003

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


MASTR

ABS New Issue Term Sheet

MASTR Asset Backed Securities Trust 2003-OPT2
Mortgage Pass-Through Certificates

$179,408,000
(APPROXIMATE)

Option One Mortgage Corporation
(ORIGINATOR AND MASTER SERVICER)

Mortgage Asset Securitization Transactions, Inc.
(DEPOSITOR)

UBS Warburg Real Estate Securities Inc.
(MORTGAGE LOAN SELLER)

May 16, 2003


UBS Warburg


UBS Warburg

The analysis in this report is based on information provided by Option One Mortgage Corporation (the "Originator and Master Servicer"). UBS Warburg LLC ("UBSW") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBSW and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBSW is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBSW in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBSW nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBSW AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBSW). UBSW IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.


UBS Warburg

MASTR Asset Backed Securities Trust 2003-OPT2
Mortgage Pass-Through Certificates
$179,408,000 (Approximate Offered Certificates)

Structure Overview

Class[1,2]	Approx. Size ($)[3]	Certificate Type	Expected WAL (years) Call[4] / Mat[4]	Expected Principal Window Start - Call[4] - Mat[4]	Legal Final Distribution Date	Expected Ratings S&P/ M / F
A-1[5,6]	307,920,000	FLT / SEN	Not Offered Hereby		May 2033	AAA / Aaa / AAA
A-2[5,6]	163,678,000	FLT / SEN	Not Offered Hereby		May 2033	AAA / Aaa / AAA
A-3[6]	105,747,000	FLT / SEN	2.49 / 2.76	06/03 - 08/09 - 02/19	May 2033	AAA / Aaa / AAA
M-1[6,7]	30,526,000	FLT / MEZ	4.42 / 4.84	08/06 - 08/09 - 01/15	May 2033	AA / Aa2 / AA
M-2[6,7]	23,227,000	FLT / MEZ	4.37 / 4.71	07/06 - 08/09 - 12/12	May 2033	A / A2 / A
M-3[6,7]	13,272,000	FLT / MEZ	4.35 / 4.54	06/06 - 08/09 - 06/11	May 2033	BBB+ / Baa1 / BBB+
M-4[6,7]	6,636,000	FLT / MEZ	4.29 / 4.31	06/06 - 08/09 - 01/10	May 2033	BBB / Baa2 / BBB
M-5[5,6,7]	6,636,000	FLT / MEZ	Not Offered Hereby		May 2033	BBB- / Baa3 / BBB-

Notes:

(1) The Class A-1 Certificates are backed by the cash flow from a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class A-2 Certificates are backed by the cash flow from a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class A-3 Certificates are backed by the cash flow from a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class M-1, M-2, M-3, M-4 and M-5 Certificates are supported by all the mortgage loans.

(2) The Class A-1, A-2, A-3, M-1, M-2, M-3, M-4 and M-5 Certificates will be subject to the Net WAC Rate Cap as described herein.

(3) The Approximate Size is subject to a permitted variance of plus or minus 5%.

(4) See the Pricing Speed below.

(5) The Class A-1, A-2 and M-5 Certificates are not offered hereby.

(6) After the Optional Termination Date, the margin on the Class A-1, A-2, and A-3 Certificates will increase to 2.0x their initial margin, and the margin on the Class M-1, M-2, M-3, M-4 and M-5 Certificates will increase to 1.5x their initial margin.

(7) The Class M-1, M-2, M-3, M-4 and M-5 Certificates are not expected to receive any principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4.6% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	4% CPR growing to 35% CPR over 18 months and 35% CPR thereafter

Transaction Overview

Issuer:	MASTR Asset Backed Securities Trust 2003-OPT2
Depositor:	Mortgage Asset Securitization Transactions, Inc.
Mortgage Loan Seller:	UBS Warburg Real Estate Securities Inc.
Mortgage Insurance Provider:	Radian Guaranty Inc. ("Radian")
Originator and Master Servicer:	Option One Mortgage Corporation
Option One Servicer Rating:	Primary Servicer: SQ1 (Moody's), RPS1 (Fitch), Strong (S&P) Special Servicer: SQ2 (Moody's), RSS1 (Fitch), Average (S&P)
Trustee and Custodian:	Wells Fargo Bank Minnesota, National Association
Lead Underwriter:	UBS Warburg LLC
Co-Manager:	Countrywide Securities Corporation
Offered Securities:	Approximately $577,345,000 senior floating-rate Certificates ("Class A Certificates", including Class A-1 and Class A-2 Certificates not offered hereby) and approximately $80,297,000 mezzanine Certificates ("Class M Certificates", including Class M-5 Certificates not offered hereby). The Class A-1 Certificates are backed by a pool of conforming, first and second lien, fixed-rate and adjustable-rate Mortgage Loans ("Group I Mortgage Loans"); the Class A-2 Certificates are backed by a pool of conforming, first and second lien, fixed-rate and adjustable-rate Mortgage Loans ("Group II Mortgage Loans"); and the Class A-3 Certificates are backed by a pool of conforming and non-conforming, first and second lien, fixed-rate and adjustable-rate Mortgage Loans ("Group III Mortgage Loans", and together with the Group I and Group II Mortgage Loans, the "Mortgage Loans"). The Class M Certificates are supported by all of the Mortgage Loans.
Collateral:	As of May 1, 2003 ("Statistical Calculation Date"), the Mortgage Loans will consist of approximately 4,201 adjustable-rate and fixed-rate, first lien or second lien, closed-end, mortgage loans totaling approximately $663,615,111. The Mortgage Loans will be broken into three groups. The Group I Mortgage Loans will represent approximately 2,477 Mortgage Loans totaling $353,931,166, the Group II Mortgage Loans will represent approximately 1,289 Mortgage Loans totaling $188,135,698 and the Group III Mortgage Loans will represent approximately 435 Mortgage Loans totaling $121,548,247. A small percentage of the Mortgage Loans may be delinquent as of April 30, 2003.
ERISA:	The offered certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	None of the Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").

Transaction Overview

Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$50,000 and integral multiples of $1 in excess thereof.
Expected Pricing:	On or about May [19], 2003
Closing Date:	On or about May [29], 2003
Cut-off Date:	May 1, 2003
Record Date:	The business day immediately preceding the Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in June 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Delay Days:	0 days for all Certificates
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from May 1, 2003) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date based on an Actual/360 day basis. The Class A Certificates and the Class M Certificates will initially settle flat (no accrued interest).
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of 0.02% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer (or if the Master Servicer fails to exercise its option, the NIM Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Closing Date.



Credit Enhancement

Credit Enhancement:

1) Excess Spread
2) Overcollateralization ("OC")
3) Subordination
4) Mortgage Insurance

Excess Spread: The initial weighted average net coupon of the mortgage pool will be greater than the interest distributions on the Class A and Class M Certificates, resulting in excess cash flow.

The average monthly Excess Spread for the first 12 months will be approximately 4.80%.

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over (b) the sum of the aggregate Certificate Principal Balance of the Class A and Class M Certificates and the Class P Certificates, after taking into account the distribution of principal described in Class A and Class M Principal Distribution sections.

Required Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 0.90% of the aggregate outstanding principal balance of the Mortgage Loans as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 1.80% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $3,318,076 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I, Group II and Group III Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on the Distribution Date.

CREDIT ENHANCEMENT PERCENTAGE

Class	Closing Date	After Stepdown Date
A	13.00%	26.00%
M-1	8.40%	16.80%
M-2	4.90%	9.80%
M-3	2.90%	5.80%
M-4	1.90%	3.80%
M-5	0.90%	1.80%



Credit Enhancement

Primary Mortgage Insurance Provider: As of the Statistical Calculation Date, approximately 63.34% of the total Mortgage Loan pool will be covered by a mortgage insurance policy (the "PMI Policy") issued by Radian Guaranty Inc. ("Radian"). For each of those Mortgage Loans, Radian provides insurance coverage down to 60% of the value of the related mortgaged property.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in June 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I, Group II or Group III Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 26.00%.

Trigger Event: With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if (i) the percentage obtained by dividing the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO properties and (4) Mortgage Loans discharged due to bankruptcy by the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month is greater than [16.50]% **or**
(ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment Date Occurring in	Percentage
June 2006 through May 2007	[2.25]%
June 2007 through May 2008	[3.50]%
June 2008 through May 2009	[4.25]%
June 2009 through May 2010	[4.75]%
June 2010 and thereafter	[5.00]%

Payment of Interest

Interest Carry Forward Amount: For each of the Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the interest rate for such class.

Pass-Through Rate: The Pass-Through Rate on any Distribution Date with respect to floating-rate Certificates will equal the lesser of (a) the related Formula Rate and (b) the Net WAC Rate Cap for such Distribution Date.

Formula Rate: The Formula Rate for the floating-rate Certificates is the lesser of (a) the sum of the Certificate Index plus a related certificate margin as of the related LIBOR Determination Date and (b) the Maximum Net WAC Rate Cap.

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount to the holders of the Class A-1 Certificates; from the Group II Interest Remittance Amount to the holders of the Class A-2 Certificates and from the Group III Interest Remittance Amount to the holders of the Class A-3 Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Interest Carry Forward Amount to the unrelated groups;

(ii) from the combined remaining Interest Remittance Amount to the holders of the Class M-1 Certificates;

(iii) from the combined remaining Interest Remittance Amount to the holders of the Class M-2 Certificates;

(iv) from the combined remaining Interest Remittance Amount to the holders of the Class M-3 Certificates;

(v) from the combined remaining Interest Remittance Amount to the holders of the Class M-4 Certificates; and

(vi) from the combined remaining Interest Remittance Amount to the holders of the Class M-5 Certificates.

Servicing Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Expense Adjusted Net Mortgage Rates: The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan as of the first day of the related Due Period minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate and (c) the Mortgage Insurance premium, if any.

Payment of Interest

Basis Risk Shortfall:

Because the adjustable-rate Mortgage Loans are based on 6-month LIBOR, with most having delayed first adjustments, and because the Pass-Through Rates on the Class A and Class M Certificates are based on 1-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable to such Certificates in certain periods. This may also occur if 6-month LIBOR and 1-month LIBOR rise quickly since the Mortgage Pool cash flows are constrained by interim caps.

The Offered Securities will benefit from an interest rate cap pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedule for the interest rate cap is available at the end of the term sheet. The strike of the interest rate cap is 6.55%.

In addition, the Class A-3 Certificates will enjoy the benefit of an interest rate corridor with a low strike of 6.00% and a high strike of 6.55%.

Net WAC Rate Carryover Amount:

As a result of:

i) the mortgage rates on most of the Mortgage Loans are either fixed or do not adjust for 2 or 3 years,

ii) the adjustable-rate Mortgage Loans adjust less frequently (adjust every 6 months) than the Pass-Through Rates on the Certificates (adjust every month) and

iii) the adjustable-rate Mortgage Loans and the Certificates are based on different indices (6-month LIBOR and 1-month LIBOR, respectively),

the Pass-Through Rates on the Class A and Class M Certificates may increase relative to the mortgage rates on the Mortgage Loans, thus requiring the application of the Net WAC Rate Cap. If, on any Distribution Date, the Pass-Through Rate for the Class A and the Class M Certificates is based on the Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable interest rate not been subject to the Net WAC Rate Cap, over (ii) the amount of pass-through such class of Certificates received on such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Net WAC Rate Cap:

Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates, the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2 Certificates and the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans in the case of the Class A-3 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, the Group II Mortgage Loans and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Payment of Principal

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, the Group II Principal Distribution Amount, and the Group III Principal Distribution Amount shall be distributed:

(i) the Group I Principal Distribution Amount to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-2 and Class A-3 Certificates *pro rata* based on the Class A-2 Allocation Percentage and the Class A-3 Allocation Percentage, respectively, after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below and of the Group III Principal Distribution Amount described in (iii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-1 and Class A-3 Certificates *pro rata* based on the Class A-1 Allocation Percentage and the Class A-3 Allocation Percentage, respectively, after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above and of the Group III Principal Distribution Amount described in (iii) below;

(iii) the Group III Principal Distribution Amount to the holders of the Class A-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-1 and Class A-2 Certificates *pro rata* based on the Class A-1 Allocation Percentage and the Class A-2 Allocation Percentage, respectively, after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above and of the Group II Principal Distribution Amount described in (ii) above;

(iv) to the holders of the Class M-1 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the payment of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-4 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-5 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero.

Payment of Principal

Principal Payment Priority (continued):

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the holders of the Class A Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount, the Group II Principal Distribution Amount and the Group III Principal Distribution Amount in the following amounts and order of priority, in each case to the extent of the Group I, Group II and Group III Principal Distribution Amount remaining:

(i) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount; to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount and to the holders of the Class A-3 Certificates, the Class A-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero. Any Class A-1 Principal Distribution Amount or Group I Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-2 and Class A-3 Certificates *pro rata* based on the Class A-2 Allocation Percentage and the Class A-3 Allocation Percentage, after taking into account the distribution of the Group II Principal Distribution Amount and the Group III Principal Distribution Amount, respectively, but the amount of the Group I Principal Distribution Amount so allocated shall never exceed the Class A-2 Principal Distribution Amount and/or the Class A-3 Principal Distribution Amount; any Class A-2 Principal Distribution Amount or Group II Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-1 and Class A-3 Certificates *pro rata* based on the Class A-1 Allocation Percentage and the Class A-3 Allocation Percentage, after taking into account the distribution of the Group I Principal Distribution Amount and the Group III Principal Distribution Amount, respectively, but the amount of the Group II Principal Distribution Amount so allocated shall never exceed the Class A-1 Principal Distribution Amount and/or the Class A-3 Principal Distribution Amount; and any Class A-3 Principal Distribution Amount or Group III Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-1 and Class A-2 Certificates *pro rata* based on the Class A-1 Allocation Percentage and the Class A-2 Allocation Percentage, after taking into account the distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, respectively, but the amount of the Group III Principal Distribution Amount so allocated shall never exceed the Class A-1 Principal Distribution Amount and/or the Class A-2 Principal Distribution Amount ;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;



Payment of Principal

Principal Payment Priority (continued):

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated *pro rata* between the Group I Principal Distribution Amount, Group II Principal Distribution Amount and Group III Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I, Group II and Group III Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Offered Securities any Net WAC Rate Carryover Amounts for such classes after taking into account any amounts received under the interest rate cap; and

(xiii) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Payment of Principal

Group I Principal Distribution Amount: The "Group I Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount: The "Group II Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group III Principal Distribution Amount: The "Group III Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group III Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group III Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group III Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Payment of Principal

Class A-1 Principal Distribution Amount: The "Class A-1 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 74.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $1,769,656.

Class A-2 Principal Distribution Amount: The "Class A-2 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 74.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $940,678.

Class A-3 Principal Distribution Amount: The "Class A-3 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 74.00% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $607,741.

Class M-1 Principal Distribution Amount: The "Class M-1 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A-1, Class A-2 and Class A-3 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 83.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,318,076.

Class M-2 Principal Distribution Amount: The "Class M-2 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class A-3 and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,318,076.

Payment of Principal

Class M-3 Principal Distribution Amount:	The "Class M-3 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class A-3, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,318,076.
Class M-4 Principal Distribution Amount:	The "Class M-4 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class A-3, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,318,076.
Class M-5 Principal Distribution Amount:	The "Class M-5 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class A-3, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 98.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,318,076.
Class A-1 Allocation Percentage:	The "Class A-1 Allocation Percentage" for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is, (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.
Class A-2 Allocation Percentage:	The "Class A-2 Allocation Percentage" for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is, (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.
Class A-3 Allocation Percentage:	The "Class A-3 Allocation Percentage" for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is, (i) the Group III Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.



DESCRIPTION OF THE TOTAL COLLATERAL

Total Collateral Summary

Statistics for the adjustable-rate and fixed-rate Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	4,201		
Aggregate Current Principal Balance:	$663,615,111.00		
Average Current Principal Balance:	$157,965.99		$49,431.47 - $944,989.52
Aggregate Original Principal Balance:	$665,692,986.95		
Average Original Principal Balance:	$158,460.60		$50,000.00 - $950,000.00
Fully Amortizing Mortgage Loans:	99.94%		
1st Lien:	99.83%		
Wtd. Avg. Gross Coupon :	7.870%		5.350% - 12.750%
Wtd. Avg. Original Term (months):	358		120 - 360
Wtd. Avg. Remaining Term (months):	354		116 - 360
Margin (ARMs Only):	5.253%		2.750% - 10.250%
Maximum Interest Rate (ARMs Only) :	14.022%		11.000% - 18.625%
Minimum Interest Rate (ARMs Only) :	7.972%		5.350% - 12.500%
Wtd. Avg. Original LTV [(1)]:	79.34%		12.42% - 100.00%
Loans with PMI Coverage:	63.34%		
Wtd. Avg. Borrower FICO:	609		500 - 813
Geographic Distribution (Top 5):	CA	22.13%	
	NY	9.62%	
	MA	8.91%	
	FL	5.99%	
	NJ	5.42%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	2,959	$ 477,522,813.70	71.96
3 Yr ARM --> 6Mo LIBOR	298	39,581,800.61	5.96
6 Month LIBOR	1	136,457.92	0.02
Fixed	943	146,374,038.77	22.06
Total:	**4,201**	**$ 663,615,111.00**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	1	$ 50,000.00	0.01
50,000.01 - 100,000.00	1,334	100,226,332.75	15.06
100,000.01 - 150,000.00	1,095	136,408,407.30	20.49
150,000.01 - 200,000.00	730	126,778,531.20	19.04
200,000.01 - 250,000.00	420	93,892,877.00	14.10
250,000.01 - 300,000.00	262	71,838,467.00	10.79
300,000.01 - 350,000.00	159	51,371,210.00	7.72
350,000.01 - 400,000.00	106	39,925,817.70	6.00
400,000.01 - 450,000.00	38	16,038,734.00	2.41
450,000.01 - 500,000.00	35	16,810,910.00	2.53
500,000.01 - 550,000.00	12	6,264,200.00	0.94
550,000.01 - 600,000.00	3	1,676,250.00	0.25
600,000.01 - 650,000.00	2	1,286,250.00	0.19
650,000.01 - 700,000.00	1	675,000.00	0.10
700,000.01 - 750,000.00	2	1,500,000.00	0.23
900,000.01 - 950,000.00	1	950,000.00	0.14
Total:	**4,201**	**$ 665,692,986.95**	**100.00**



DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	9	$ 448,979.65	0.07
50,000.01 - 100,000.00	1,330	99,917,400.16	15.06
100,000.01 - 150,000.00	1,099	136,819,490.04	20.62
150,000.01 - 200,000.00	724	125,610,024.02	18.93
200,000.01 - 250,000.00	418	93,177,426.02	14.04
250,000.01 - 300,000.00	263	71,912,082.23	10.84
300,000.01 - 350,000.00	160	51,600,954.01	7.78
350,000.01 - 400,000.00	104	39,084,037.27	5.89
400,000.01 - 450,000.00	39	16,435,051.91	2.48
450,000.01 - 500,000.00	34	16,300,645.26	2.46
500,000.01 - 550,000.00	13	6,792,593.46	1.02
550,000.01 - 600,000.00	2	1,121,542.91	0.17
600,000.01 - 650,000.00	2	1,281,372.63	0.19
650,000.01 - 700,000.00	1	672,388.21	0.10
700,000.01 - 750,000.00	2	1,496,133.70	0.23
900,000.01 - 950,000.00	1	944,989.52	0.14
Total:	**4,201**	**$ 663,615,111.00**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 or less	2	$ 124,167.41	0.02
121 - 180	54	5,186,441.21	0.78
181 - 240	38	4,046,071.95	0.61
301 - 360	4,107	654,258,430.43	98.59
Total:	**4,201**	**$ 663,615,111.00**	**100.00**



DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	2	$ 401,682.74	0.06
5.500 - 5.999	67	16,905,635.61	2.55
6.000 - 6.499	267	52,256,646.53	7.87
6.500 - 6.999	551	107,463,170.88	16.19
7.000 - 7.499	506	87,292,593.26	13.15
7.500 - 7.999	713	115,397,448.58	17.39
8.000 - 8.499	552	83,496,843.23	12.58
8.500 - 8.999	704	102,925,862.71	15.51
9.000 - 9.499	330	40,505,553.86	6.10
9.500 - 9.999	265	31,909,538.43	4.81
10.000 - 10.499	103	11,007,187.16	1.66
10.500 - 10.999	82	7,588,511.55	1.14
11.000 - 11.499	30	3,332,812.68	0.50
11.500 - 11.999	19	2,252,904.78	0.34
12.000 - 12.499	6	600,986.36	0.09
12.500 - 12.999	4	277,732.64	0.04
Total:	**4,201**	**$ 663,615,111.00**	**100.00**

Original Loan-to-Value Ratios(1)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	19	$ 1,916,474.66	0.29
30.01 - 35.00	18	2,440,937.21	0.37
35.01 - 40.00	29	3,352,093.62	0.51
40.01 - 45.00	35	4,559,568.95	0.69
45.01 - 50.00	41	5,694,234.78	0.86
50.01 - 55.00	86	13,195,612.45	1.99
55.01 - 60.00	125	22,561,328.17	3.40
60.01 - 65.00	253	38,996,934.98	5.88
65.01 - 70.00	332	52,516,639.24	7.91
70.01 - 75.00	520	81,106,151.91	12.22
75.01 - 80.00	1,111	169,116,429.62	25.48
80.01 - 85.00	292	48,608,918.85	7.32
85.01 - 90.00	698	116,029,871.73	17.48
90.01 - 95.00	618	99,599,149.54	15.01
95.01 - 100.00	24	3,920,765.29	0.59
Total:	**4,201**	**$ 663,615,111.00**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.



DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	85	$ 8,984,086.15	1.35
500 - 519	415	59,048,491.69	8.90
520 - 539	508	72,389,509.47	10.91
540 - 559	372	54,687,927.41	8.24
560 - 579	289	45,455,695.96	6.85
580 - 599	315	48,778,701.48	7.35
600 - 619	515	84,540,616.95	12.74
620 - 639	537	87,557,822.96	13.19
640 - 659	376	64,582,515.70	9.73
660 - 679	277	43,313,197.69	6.53
680 - 699	202	34,222,092.68	5.16
700 - 719	100	18,597,815.99	2.80
720 - 739	94	18,427,231.26	2.78
740 - 759	52	9,887,820.74	1.49
760 - 779	26	5,254,952.90	0.79
780 - 799	29	6,265,976.20	0.94
800 - 819	9	1,620,655.77	0.24
Total:	**4,201**	**$ 663,615,111.00**	**100.00**


UBS Warburg

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	645	$ 146,832,380.80	22.13
New York	311	63,818,944.49	9.62
Massachusetts	305	59,113,574.02	8.91
Florida	333	39,771,690.34	5.99
New Jersey	212	35,974,057.40	5.42
Texas	259	31,341,180.11	4.72
Illinois	183	25,556,728.98	3.85
Virginia	131	24,584,011.41	3.70
Michigan	207	23,602,458.93	3.56
Colorado	114	19,218,747.85	2.90
Pennsylvania	151	17,946,672.87	2.70
Connecticut	110	15,219,712.03	2.29
Maryland	83	15,107,095.81	2.28
Ohio	134	12,924,746.54	1.95
Arizona	100	12,632,701.20	1.90
North Carolina	93	12,570,552.22	1.89
Washington	69	12,175,581.75	1.83
Rhode Island	69	10,740,057.29	1.62
New Hampshire	66	9,764,621.80	1.47
Nevada	50	8,536,856.48	1.29
Minnesota	55	7,676,082.61	1.16
Missouri	56	5,968,849.68	0.90
Indiana	58	5,761,024.90	0.87
Tennessee	50	4,582,853.91	0.69
Wisconsin	42	4,568,877.81	0.69
South Carolina	37	4,513,427.34	0.68
Kentucky	35	4,071,370.21	0.61
Georgia	25	3,499,088.65	0.53
Louisiana	25	3,157,119.54	0.48
Oregon	19	2,940,441.66	0.44
Maine	26	2,911,508.48	0.44
Delaware	16	2,148,658.18	0.32
Kansas	21	2,144,920.34	0.32
Alabama	21	2,040,328.91	0.31
Idaho	11	1,683,890.13	0.25
New Mexico	12	1,467,810.60	0.22
Iowa	13	1,422,547.36	0.21
Utah	9	1,262,398.19	0.19
Vermont	12	1,225,279.61	0.18
Mississippi	9	655,797.18	0.10
Alaska	4	560,641.24	0.08
Oklahoma	4	509,997.92	0.08
Wyoming	5	453,109.05	0.07
Montana	3	346,020.68	0.05
Nebraska	3	229,250.21	0.03
North Dakota	2	155,820.15	0.02
South Dakota	2	147,577.19	0.02
Arkansas	1	78,046.95	0.01
Total:	**4,201**	**$ 663,615,111.00**	**100.00**


UBS Warburg

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	3,874	$ 621,185,919.79	93.61
Non-Owner Occupied	270	33,307,775.58	5.02
Second Home	57	9,121,415.63	1.37
Total:	**4,201**	**$ 663,615,111.00**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	2,782	$ 425,632,081.91	64.14
Stated Income	1,359	228,589,812.83	34.45
Lite Documentation	45	6,526,499.09	0.98
No Doc	15	2,866,717.17	0.43
Total:	**4,201**	**$ 663,615,111.00**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cash-Out	2,561	$ 411,836,906.56	62.06
Purchase	1,232	190,185,922.26	28.66
Refinance No Cash-Out	408	61,592,282.18	9.28
Total:	**4,201**	**$ 663,615,111.00**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA+	488	$ 79,378,679.73	11.96
AA	2,020	335,830,630.22	50.61
A	933	145,650,821.04	21.95
B	548	73,348,200.25	11.05
CC	88	11,968,719.68	1.80
C	124	17,438,060.08	2.63
Total:	**4,201**	**$ 663,615,111.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	3,223	$ 493,669,301.28	74.39
PUD	375	70,822,212.80	10.67
2-4 Family	328	61,993,581.78	9.34
Condominium	219	31,545,693.50	4.75
Manufactured Housing	56	5,584,321.64	0.84
Total:	**4,201**	**$ 663,615,111.00**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	646	$ 101,527,656.62	15.30
12	145	28,290,889.86	4.26
24	2,515	398,290,925.43	60.02
30	15	3,645,712.76	0.55
36	878	131,719,406.57	19.85
60	2	140,519.76	0.02
Total:	**4,201**	**$ 663,615,111.00**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	3,955	$ 565,248,207.64	85.18
Non-Conforming	246	98,366,903.36	14.82
Total:	**4,201**	**$ 663,615,111.00**	**100.00**


UBS Warburg

DESCRIPTION OF THE GROUP I COLLATERAL

Group I Collateral Summary

Statistics for the adjustable-rate and fixed-rate Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,477	
Aggregate Current Principal Balance:	$353,931,165.99	
Average Current Principal Balance:	$142,887.03	$49,925.48 - $484,833.85
Aggregate Original Principal Balance:	$355,008,065.45	
Average Original Principal Balance:	$143,321.79	$50,050.00 - $486,000.00
Fully Amortizing Mortgage Loans:	99.98%	
1st Lien:	99.91%	
Wtd. Avg. Gross Coupon :	7.986%	5.400% - 12.750%
Wtd. Avg. Original Term (months):	358	180 - 360
Wtd. Avg. Remaining Term (months):	354	169 - 360
Margin (ARMs Only):	5.304%	2.750% - 9.500%
Maximum Interest Rate (ARMs Only) :	14.091%	11.000% - 18.500%
Minimum Interest Rate (ARMs Only) :	8.048%	5.400% - 12.500%
Wtd. Avg. Original LTV (1):	79.92%	12.42% - 100.00%
Loans with PMI Coverage:	62.28%	
Wtd. Avg. Borrower FICO:	603	500 - 810
Geographic Distribution (Top 5):	CA 18.77%	
	MA 8.77%	
	NY 8.66%	
	NJ 6.40%	
	FL 6.21%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.



DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	1,884	$ 276,419,178.14	78.10
3 Yr ARM --> 6Mo LIBOR	201	24,305,645.32	6.87
6 Month LIBOR	1	136,457.92	0.04
Fixed	391	53,069,884.61	14.99
Total:	**2,477**	**$ 353,931,165.99**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	859	$ 64,456,477.75	18.16
100,000.01 - 150,000.00	652	81,405,558.50	22.93
150,000.01 - 200,000.00	463	80,332,845.20	22.63
200,000.01 - 250,000.00	264	59,185,205.00	16.67
250,000.01 - 300,000.00	160	43,701,877.00	12.31
300,000.01 - 350,000.00	62	19,419,202.00	5.47
350,000.01 - 400,000.00	15	5,588,900.00	1.57
400,000.01 - 450,000.00	1	432,000.00	0.12
450,000.01 - 500,000.00	1	486,000.00	0.14
Total:	**2,477**	**$ 355,008,065.45**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	2	$ 99,902.95	0.03
50,000.01 - 100,000.00	861	64,566,521.07	18.24
100,000.01 - 150,000.00	654	81,672,549.96	23.08
150,000.01 - 200,000.00	459	79,605,652.35	22.49
200,000.01 - 250,000.00	262	58,576,660.71	16.55
250,000.01 - 300,000.00	160	43,568,156.52	12.31
300,000.01 - 350,000.00	63	19,705,079.85	5.57
350,000.01 - 400,000.00	14	5,221,507.32	1.48
400,000.01 - 450,000.00	1	430,301.41	0.12
450,000.01 - 500,000.00	1	484,833.85	0.14
Total:	**2,477**	**$ 353,931,165.99**	**100.00**


UBS Warburg

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
180 or Less	23	$ 2,255,198.75	0.64
181 - 240	16	1,527,474.68	0.43
301 - 360	2,438	350,148,492.56	98.93
Total:	**2,477**	**$ 353,931,165.99**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$ 119,866.16	0.03
5.500 - 5.999	32	5,716,263.58	1.62
6.000 - 6.499	134	22,526,618.93	6.36
6.500 - 6.999	297	50,682,780.89	14.32
7.000 - 7.499	285	44,632,972.47	12.61
7.500 - 7.999	437	64,864,817.09	18.33
8.000 - 8.499	339	46,638,657.08	13.18
8.500 - 8.999	435	60,807,084.12	17.18
9.000 - 9.499	212	25,287,970.36	7.14
9.500 - 9.999	161	18,105,467.74	5.12
10.000 - 10.499	61	6,576,561.25	1.86
10.500 - 10.999	47	4,037,763.84	1.14
11.000 - 11.499	21	2,424,040.08	0.68
11.500 - 11.999	9	921,963.88	0.26
12.000 - 12.499	3	374,291.01	0.11
12.500 - 12.999	3	214,047.51	0.06
Total:	**2,477**	**$ 353,931,165.99**	**100.00**

ESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.500 - 2.999	4	$ 588,107.95	0.20
3.000 - 3.499	36	6,263,070.26	2.08
3.500 - 3.999	127	21,927,989.80	7.29
4.000 - 4.499	221	35,839,071.75	11.91
4.500 - 4.999	374	56,613,248.16	18.82
5.000 - 5.499	415	63,130,790.31	20.98
5.500 - 5.999	348	46,351,860.83	15.41
6.000 - 6.499	237	29,818,402.59	9.91
6.500 - 6.999	154	20,560,756.17	6.83
7.000 - 7.499	77	8,835,734.10	2.94
7.500 - 7.999	53	6,715,652.88	2.23
8.000 - 8.499	31	3,321,793.19	1.10
8.500 - 8.999	7	721,780.67	0.24
9.000 - 9.499	1	74,894.16	0.02
9.500 - 9.999	1	98,128.56	0.03
Total:	**2,086**	**$ 300,861,281.38**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-07	1	$ 136,457.92	0.05
2004-07	4	316,933.06	0.11
2004-09	2	307,834.90	0.10
2004-10	15	2,122,148.39	0.71
2004-11	30	5,411,114.08	1.80
2004-12	163	27,393,102.67	9.10
2005-01	1,396	203,767,283.32	67.73
2005-02	161	20,776,319.62	6.91
2005-03	19	3,250,056.38	1.08
2005-04	41	6,193,409.22	2.06
2005-05	53	6,880,976.50	2.29
2005-06	1	70,123.15	0.02
2005-07	1	178,656.06	0.06
2005-10	1	54,787.11	0.02
2005-11	1	210,862.14	0.07
2005-12	12	1,868,937.69	0.62
2006-01	160	19,089,309.97	6.34
2006-02	10	1,162,748.55	0.39
2006-04	8	840,870.65	0.28
2006-05	7	829,350.00	0.28
Total:	**2,086**	**$ 300,861,281.38**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.000 - 11.499	2	$ 298,522.22	0.10
11.500 - 11.999	30	5,377,808.11	1.79
12.000 - 12.499	95	16,557,126.98	5.50
12.500 - 12.999	208	35,727,982.79	11.88
13.000 - 13.499	219	35,204,025.32	11.70
13.500 - 13.999	364	54,573,734.26	18.14
14.000 - 14.499	307	42,684,114.32	14.19
14.500 - 14.999	368	53,022,193.33	17.62
15.000 - 15.499	191	22,968,869.66	7.63
15.500 - 15.999	166	19,882,283.22	6.61
16.000 - 16.499	64	7,365,416.15	2.45
16.500 - 16.999	42	3,902,044.84	1.30
17.000 - 17.499	18	2,069,987.96	0.69
17.500 - 17.999	8	834,538.56	0.28
18.000 - 18.499	3	297,507.51	0.10
18.500 - 18.999	1	95,126.15	0.03
Total:	**2,086**	**$ 300,861,281.38**	**100.00**

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$ 119,866.16	0.04
5.500 - 5.999	31	5,559,659.59	1.85
6.000 - 6.499	95	16,557,126.98	5.50
6.500 - 6.999	217	37,613,554.77	12.50
7.000 - 7.499	227	36,808,750.84	12.23
7.500 - 7.999	370	55,967,007.79	18.60
8.000 - 8.499	303	41,773,522.09	13.88
8.500 - 8.999	376	53,294,640.74	17.71
9.000 - 9.499	196	23,286,041.42	7.74
9.500 - 9.999	149	17,161,986.12	5.70
10.000 - 10.499	55	6,218,416.02	2.07
10.500 - 10.999	38	3,375,514.89	1.12
11.000 - 11.499	18	2,090,570.15	0.69
11.500 - 11.999	7	760,700.91	0.25
12.000 - 12.499	2	178,796.76	0.06
12.500 - 12.999	1	95,126.15	0.03
Total:	**2,086**	**$ 300,861,281.38**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	1	$ 136,457.92	0.05
2.00	2	412,479.70	0.14
3.00	2,083	300,312,343.76	99.82
Total:	**2,086**	**$ 300,861,281.38**	**100.00**

Original Loan-to-Value Ratios(1)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	11	$ 1,186,003.99	0.34
30.01 - 35.00	4	340,293.33	0.10
35.01 - 40.00	12	1,159,121.65	0.33
40.01 - 45.00	15	1,493,292.18	0.42
45.01 - 50.00	27	3,305,529.14	0.93
50.01 - 55.00	45	5,704,573.23	1.61
55.01 - 60.00	68	10,103,636.65	2.85
60.01 - 65.00	148	20,746,474.63	5.86
65.01 - 70.00	203	27,644,396.74	7.81
70.01 - 75.00	319	44,533,471.80	12.58
75.01 - 80.00	663	90,968,665.13	25.70
80.01 - 85.00	176	25,368,159.70	7.17
85.01 - 90.00	424	69,027,168.27	19.50
90.01 - 95.00	347	50,240,492.74	14.19
95.01 - 100.00	15	2,109,886.81	0.60
Total:	**2,477**	**$ 353,931,165.99**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.



DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination			
Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	52	$ 5,260,566.43	1.49
500 - 519	258	33,800,256.46	9.55
520 - 539	327	44,068,534.06	12.45
540 - 559	242	32,965,333.21	9.31
560 - 579	172	23,657,757.62	6.68
580 - 599	196	27,024,797.61	7.64
600 - 619	319	46,090,946.77	13.02
620 - 639	306	45,230,813.57	12.78
640 - 659	201	31,076,569.77	8.78
660 - 679	141	21,443,104.54	6.06
680 - 699	98	15,863,732.16	4.48
700 - 719	50	8,258,093.34	2.33
720 - 739	56	9,833,244.53	2.78
740 - 759	25	3,946,732.05	1.12
760 - 779	12	2,280,936.81	0.64
780 - 799	16	2,127,230.82	0.60
800 - 819	6	1,002,516.24	0.28
Total:	**2,477**	**$ 353,931,165.99**	**100.00**



DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	331	$ 66,449,185.37	18.77
Massachusetts	169	31,044,834.13	8.77
New York	162	30,657,462.24	8.66
New Jersey	143	22,653,411.23	6.40
Florida	193	21,968,935.98	6.21
Texas	151	16,999,316.91	4.80
Michigan	145	16,029,098.84	4.53
Illinois	103	13,794,007.41	3.90
Colorado	74	11,536,511.71	3.26
Pennsylvania	100	11,342,347.14	3.20
Connecticut	72	9,898,999.89	2.80
Virginia	69	9,893,220.25	2.80
Arizona	60	7,812,254.79	2.21
Ohio	86	7,754,286.69	2.19
Washington	44	7,324,360.13	2.07
Maryland	45	7,280,985.72	2.06
North Carolina	58	6,929,348.45	1.96
Rhode Island	45	6,509,193.00	1.84
Minnesota	36	4,885,555.69	1.38
Nevada	29	4,675,701.35	1.32
New Hampshire	34	4,337,434.09	1.23
Indiana	39	3,954,386.44	1.12
Missouri	37	3,883,934.90	1.10
South Carolina	25	3,189,025.11	0.90
Tennessee	34	2,916,181.83	0.82
Wisconsin	28	2,774,216.24	0.78
Kentucky	24	2,211,056.88	0.62
Oregon	13	1,936,209.97	0.55
Maine	16	1,753,851.79	0.50
Louisiana	15	1,622,298.73	0.46
Kansas	15	1,505,915.45	0.43
Alabama	15	1,278,349.30	0.36
Delaware	12	1,255,320.23	0.35
Utah	7	1,019,704.92	0.29
New Mexico	7	906,123.18	0.26
Idaho	6	754,522.37	0.21
Vermont	8	735,932.11	0.21
Alaska	4	560,641.24	0.16
Iowa	6	553,252.55	0.16
Mississippi	6	388,923.45	0.11
Oklahoma	3	339,575.79	0.10
Wyoming	2	171,910.15	0.05
North Dakota	2	155,820.15	0.04
South Dakota	1	89,799.09	0.03
Arkansas	1	78,046.95	0.02
Nebraska	1	63,521.37	0.02
Montana	1	56,194.79	0.02
Total:	**2,477**	**$ 353,931,165.99**	**100.00**



DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Num ber of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	2,287	$ 329,469,539.24	93.09
Non-Owner Occupied	155	19,509,140.90	5.51
Second Home	35	4,952,485.85	1.40
Total:	**2,477**	**$ 353,931,165.99**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,635	$ 222,989,592.50	63.00
Stated Income	806	126,062,031.11	35.62
Lite Documentation	24	3,046,578.63	0.86
No Doc	12	1,832,963.75	0.52
Total:	**2,477**	**$ 353,931,165.99**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cash-Out	1,477	$ 211,962,911.70	59.89
Purchase	767	109,523,391.72	30.94
Refinance No Cash-Out	233	32,444,862.57	9.17
Total:	**2,477**	**$ 353,931,165.99**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA+	242	$ 37,988,599.21	10.73
AA	1,162	171,855,964.50	48.56
A	568	79,471,961.53	22.45
B	360	45,572,348.48	12.88
CC	61	7,576,735.51	2.14
C	84	11,465,556.76	3.24
Total:	**2,477**	**$ 353,931,165.99**	**100.00**


UBS Warburg

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,917	$ 264,215,695.79	74.65
2-4 Family	201	37,845,838.71	10.69
PUD	193	31,552,184.74	8.91
Condominium	130	17,136,163.85	4.84
Manufactured Housing	36	3,181,282.90	0.90
Total:	**2,477**	**$ 353,931,165.99**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	377	$ 55,066,271.06	15.56
12	63	10,659,922.96	3.01
24	1,616	232,953,223.08	65.82
30	8	1,636,247.07	0.46
36	413	53,615,501.82	15.15
Total:	**2,477**	**$ 353,931,165.99**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	2,477	$ 353,931,165.99	100.00
Total:	**2,477**	**$ 353,931,165.99**	**100.00**



DESCRIPTION OF THE GROUP II COLLATERAL

Group II Collateral Summary

Statistics for the adjustable-rate and fixed-rate Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,289		
Aggregate Current Principal Balance:	$188,135,697.71		
Average Current Principal Balance:	$145,954.77		$49,952.05 - $478,658.87
Aggregate Original Principal Balance:	$188,705,502.80		
Average Original Principal Balance:	$146,396.82		$50,100.00 - $480,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	99.83%		
Wtd. Avg. Gross Coupon :	7.937%		5.350% - 12.600%
Wtd. Avg. Original Term (months):	357		120 – 360
Wtd. Avg. Remaining Term (months):	353		116 – 360
Margin (ARMs Only):	5.340%		3.000% - 10.250%
Maximum Interest Rate (ARMs Only) :	14.093%		11.350% - 18.000%
Minimum Interest Rate (ARMs Only) :	8.056%		5.350% - 12.000%
Wtd. Avg. Original LTV [(1)]:	79.16%		17.11% - 100.00%
Loans with PMI Coverage:	62.58%		
Wtd. Avg. Borrower FICO:	606		500 – 813
Geographic Distribution (Top 5):	CA	18.84%	
	NY	10.70%	
	MA	10.56%	
	FL	6.82%	
	NJ	5.54%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.


UBS Warburg

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	882	$ 131,191,022.55	69.73
3 Yr ARM --> 6Mo LIBOR	84	9,917,659.30	5.27
Fixed	323	47,027,015.86	25.00
Total:	**1,289**	**$ 188,135,697.71**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	383	$ 28,940,675.00	15.34
100,000.01 - 150,000.00	391	48,510,398.80	25.71
150,000.01 - 200,000.00	241	41,955,915.00	22.23
200,000.01 - 250,000.00	148	32,872,172.00	17.42
250,000.01 - 300,000.00	91	25,028,390.00	13.26
300,000.01 - 350,000.00	31	9,761,952.00	5.17
350,000.01 - 400,000.00	3	1,156,000.00	0.61
450,000.01 - 500,000.00	1	480,000.00	0.25
Total:	**1,289**	**$ 188,705,502.80**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	2	$ 99,930.61	0.05
50,000.01 - 100,000.00	381	28,745,291.83	15.28
100,000.01 - 150,000.00	392	48,523,972.87	25.79
150,000.01 - 200,000.00	240	41,682,136.12	22.16
200,000.01 - 250,000.00	148	32,771,398.53	17.42
250,000.01 - 300,000.00	92	25,249,064.66	13.42
300,000.01 - 350,000.00	30	9,435,626.80	5.02
350,000.01 - 400,000.00	3	1,149,617.42	0.61
450,000.01 - 500,000.00	1	478,658.87	0.25
Total:	**1,289**	**$ 188,135,697.71**	**100.00**



DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 or Less	1	$ 74,353.40	0.04
121 - 180	21	1,766,578.10	0.94
181 - 240	15	1,896,784.32	1.01
301 - 360	1,252	184,397,981.89	98.01
Total:	**1,289**	**$ 188,135,697.71**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$ 281,816.58	0.15
5.500 - 5.999	17	3,486,931.81	1.85
6.000 - 6.499	88	14,332,960.90	7.62
6.500 - 6.999	162	27,015,435.51	14.36
7.000 - 7.499	163	26,702,200.10	14.19
7.500 - 7.999	204	31,631,202.68	16.81
8.000 - 8.499	166	24,358,804.68	12.95
8.500 - 8.999	219	30,018,630.51	15.96
9.000 - 9.499	107	12,447,724.80	6.62
9.500 - 9.999	85	9,764,478.25	5.19
10.000 - 10.499	34	3,672,236.23	1.95
10.500 - 10.999	27	2,663,015.93	1.42
11.000 - 11.499	6	672,157.69	0.36
11.500 - 11.999	8	912,547.74	0.49
12.000 - 12.499	1	111,869.17	0.06
12.500 - 12.999	1	63,685.13	0.03
Total:	**1,289**	**$ 188,135,697.71**	**100.00**



DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 - 3.499	18	$ 3,021,891.14	2.14
3.500 - 3.999	52	8,924,754.09	6.32
4.000 - 4.499	97	15,822,426.86	11.21
4.500 - 4.999	188	29,055,017.65	20.59
5.000 - 5.499	191	28,432,057.63	20.15
5.500 - 5.999	137	19,607,424.23	13.90
6.000 - 6.499	116	15,521,747.47	11.00
6.500 - 6.999	86	10,117,917.45	7.17
7.000 - 7.499	41	5,175,987.83	3.67
7.500 - 7.999	22	3,095,758.44	2.19
8.000 - 8.499	14	1,782,862.97	1.26
8.500 - 8.999	3	395,544.89	0.28
10.000 - 10.499	1	155,291.20	0.11
Total:	**966**	**$ 141,108,681.85**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-05	2	$ 605,161.29	0.43
2004-06	1	160,470.88	0.11
2004-07	1	227,946.93	0.16
2004-08	2	163,743.86	0.12
2004-09	3	460,442.53	0.33
2004-10	11	1,514,832.13	1.07
2004-11	13	1,716,422.20	1.22
2004-12	86	14,448,227.52	10.24
2005-01	630	91,008,371.73	64.50
2005-02	78	12,183,438.64	8.63
2005-03	4	687,415.02	0.49
2005-04	28	4,483,309.82	3.18
2005-05	24	3,826,964.70	2.71
2005-11	1	138,040.47	0.10
2005-12	4	466,331.76	0.33
2006-01	60	7,142,795.38	5.06
2006-02	8	690,641.20	0.49
2006-03	1	209,687.33	0.15
2006-04	5	605,063.46	0.43
2006-05	4	369,375.00	0.26
Total:	**966**	**$ 141,108,681.85**	**100.00**



DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.000 - 11.499	1	$ 281,816.58	0.20
11.500 - 11.999	14	2,789,583.48	1.98
12.000 - 12.499	46	7,943,905.80	5.63
12.500 - 12.999	94	15,766,736.88	11.17
13.000 - 13.499	116	19,362,879.61	13.72
13.500 - 13.999	151	22,692,339.44	16.08
14.000 - 14.499	130	18,955,058.91	13.43
14.500 - 14.999	180	25,589,997.50	18.13
15.000 - 15.499	91	11,022,891.49	7.81
15.500 - 15.999	73	8,834,978.13	6.26
16.000 - 16.499	34	3,998,813.89	2.83
16.500 - 16.999	23	2,264,932.91	1.61
17.000 - 17.499	4	464,922.62	0.33
17.500 - 17.999	7	872,664.24	0.62
18.000 - 18.499	2	267,160.37	0.19
Total:	**966**	**$ 141,108,681.85**	**100.00**

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$ 281,816.58	0.20
5.500 - 5.999	15	2,982,095.28	2.11
6.000 - 6.499	46	7,943,905.80	5.63
6.500 - 6.999	96	16,145,433.14	11.44
7.000 - 7.499	119	19,880,538.64	14.09
7.500 - 7.999	151	22,462,293.93	15.92
8.000 - 8.499	134	19,612,525.03	13.90
8.500 - 8.999	183	25,941,706.62	18.38
9.000 - 9.499	93	11,102,312.64	7.87
9.500 - 9.999	69	8,080,520.85	5.73
10.000 - 10.499	27	3,145,594.15	2.23
10.500 - 10.999	20	2,038,085.51	1.44
11.000 - 11.499	5	620,213.82	0.44
11.500 - 11.999	6	759,770.69	0.54
12.000 - 12.499	1	111,869.17	0.08
Total:	**966**	**$ 141,108,681.85**	**100.00**


UBS Warburg

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.00	1	$ 95,691.05	0.07
3.00	965	141,012,990.80	99.93
Total:	**966**	**$ 141,108,681.85**	**100.00**

Original Loan-to-Value Ratios(1)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	4	$ 345,989.56	0.18
30.01 - 35.00	10	1,006,381.92	0.53
35.01 - 40.00	11	1,370,610.63	0.73
40.01 - 45.00	13	1,440,078.22	0.77
45.01 - 50.00	9	1,324,850.47	0.70
50.01 - 55.00	29	4,189,001.80	2.23
55.01 - 60.00	38	6,303,587.38	3.35
60.01 - 65.00	79	10,808,196.07	5.74
65.01 - 70.00	101	15,304,044.92	8.13
70.01 - 75.00	150	22,025,688.36	11.71
75.01 - 80.00	338	49,485,801.59	26.30
80.01 - 85.00	81	13,276,900.85	7.06
85.01 - 90.00	216	30,765,723.85	16.35
90.01 - 95.00	206	29,619,927.45	15.74
95.01 - 100.00	4	868,914.64	0.46
Total:	**1,289**	**$ 188,135,697.71**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.


UBS Warburg

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	26	$ 2,558,181.77	1.36
500 - 519	133	18,451,278.65	9.81
520 - 539	155	20,958,334.15	11.14
540 - 559	110	15,979,331.71	8.49
560 - 579	89	12,809,376.92	6.81
580 - 599	96	14,682,810.76	7.80
600 - 619	144	22,281,591.45	11.84
620 - 639	174	25,965,133.45	13.80
640 - 659	114	17,367,734.76	9.23
660 - 679	93	13,075,569.79	6.95
680 - 699	70	10,109,131.76	5.37
700 - 719	30	4,638,962.24	2.47
720 - 739	23	3,998,715.94	2.13
740 - 759	16	2,905,787.80	1.54
760 - 779	10	1,645,082.05	0.87
780 - 799	4	469,623.21	0.25
800 - 819	2	239,051.30	0.13
Total:	**1,289**	**$ 188,135,697.71**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	187	$ 35,441,512.68	18.84
New York	108	20,126,781.98	10.70
Massachusetts	109	19,867,933.99	10.56
Florida	113	12,827,043.34	6.82
New Jersey	60	10,429,128.61	5.54
Texas	85	9,552,542.63	5.08
Illinois	63	8,459,961.10	4.50
Virginia	41	7,258,958.71	3.86
Michigan	52	5,441,102.61	2.89
Colorado	32	5,337,226.22	2.84
Pennsylvania	40	4,529,936.39	2.41
Connecticut	34	4,226,463.81	2.25
Arizona	36	4,187,309.29	2.23
Ohio	38	3,897,922.52	2.07
Maryland	26	3,856,108.92	2.05
New Hampshire	26	3,618,253.20	1.92
Washington	21	3,607,217.38	1.92
North Carolina	28	3,219,723.80	1.71
Rhode Island	22	3,078,538.28	1.64
Minnesota	18	2,327,181.47	1.24
Missouri	18	2,011,486.01	1.07
Nevada	12	1,805,126.36	0.96
Indiana	15	1,587,607.04	0.84
Tennessee	14	1,449,886.21	0.77
Wisconsin	12	1,335,093.31	0.71
South Carolina	8	1,033,833.94	0.55
Louisiana	9	1,011,753.25	0.54
Maine	7	755,287.64	0.40
Kentucky	8	662,865.56	0.35
New Mexico	5	561,687.42	0.30
Idaho	4	546,839.50	0.29
Iowa	6	538,716.40	0.29
Kansas	5	526,720.98	0.28
Vermont	4	489,347.50	0.26
Oregon	4	464,923.40	0.25
Delaware	2	387,784.30	0.21
Montana	2	289,825.89	0.15
Wyoming	3	281,198.90	0.15
Mississippi	3	266,873.73	0.14
Alabama	4	262,936.08	0.14
Utah	2	242,693.27	0.13
Oklahoma	1	170,422.13	0.09
Nebraska	1	104,163.86	0.06
South Dakota	1	57,778.10	0.03
Total:	**1,289**	**$ 188,135,697.71**	**100.00**


UBS Warburg

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	1,202	$ 177,775,968.70	94.49
Non-Owner Occupied	74	8,732,452.89	4.64
Second Home	13	1,627,276.12	0.86
Total:	**1,289**	**$ 188,135,697.71**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	864	$ 122,363,981.99	65.04
Stated Income	408	63,422,261.10	33.71
Lite Documentation	17	2,349,454.62	1.25
Total:	**1,289**	**$ 188,135,697.71**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cash-Out	801	$ 120,347,529.73	63.97
Purchase	362	50,166,862.17	26.67
Refinance No Cash-Out	126	17,621,305.81	9.37
Total:	**1,289**	**$ 188,135,697.71**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA+	146	$ 20,543,076.08	10.92
AA	636	95,722,464.04	50.88
A	297	45,015,781.49	23.93
B	152	18,974,069.27	10.09
CC	22	3,348,195.70	1.78
C	36	4,532,111.13	2.41
Total:	**1,289**	**$ 188,135,697.71**	**100.00**



DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	984	$ 138,002,169.32	73.35
2-4 Family	102	19,978,875.19	10.62
PUD	117	18,785,695.93	9.99
Condominium	69	9,171,186.93	4.87
Manufactured Housing	17	2,197,770.34	1.17
Total:	**1,289**	**$ 188,135,697.71**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	199	$ 28,081,559.85	14.93
12	57	10,395,368.74	5.53
24	747	109,573,884.43	58.24
30	4	785,780.45	0.42
36	282	39,299,104.24	20.89
Total:	**1,289**	**$ 188,135,697.71**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	1,289	$ 188,135,697.71	100.00
Total:	**1,289**	**$ 188,135,697.71**	**100.00**


UBS Warburg

DESCRIPTION OF THE GROUP III COLLATERAL

Group III Collateral Summary

Statistics for the adjustable-rate and fixed-rate Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	435	
Aggregate Current Principal Balance:	$121,548,247.30	
Average Current Principal Balance:	$279,421.26	$49,431.47 - $944,989.52
Aggregate Original Principal Balance:	$121,979,418.70	
Average Original Principal Balance:	$280,412.46	$50,000.00 - $950,000.00
Fully Amortizing Mortgage Loans:	99.72%	
1st Lien:	99.60%	
Wtd. Avg. Gross Coupon :	7.431%	5.600% - 12.150%
Wtd. Avg. Original Term (months):	358	120 – 360
Wtd. Avg. Remaining Term (months):	354	116 - 360
Margin (ARMs Only):	4.890%	3.000% - 9.625%
Maximum Interest Rate (ARMs Only) :	13.609%	11.600% - 18.625%
Minimum Interest Rate (ARMs Only) :	7.511%	5.600% - 11.625%
Wtd. Avg. Original LTV [(1)]:	77.94%	21.12% - 100.00%
Loans with PMI Coverage:	67.60%	
Wtd. Avg. Borrower FICO:	630	500 – 800
Geographic Distribution (Top 5):	CA 36.97%	
	NY 10.72%	
	MA 6.75%	
	VA 6.11%	
	FL 4.09%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.


UBS Warburg

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	193	$ 69,912,613.01	57.52
3 Yr ARM --> 6Mo LIBOR	13	5,358,495.99	4.41
Fixed	229	46,277,138.30	38.07
Total:	**435**	**$ 121,548,247.30**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	1	$ 50,000.00	0.04
50,000.01 - 100,000.00	92	6,829,180.00	5.60
100,000.01 - 150,000.00	52	6,492,450.00	5.32
150,000.01 - 200,000.00	26	4,489,771.00	3.68
200,000.01 - 250,000.00	8	1,835,500.00	1.50
250,000.01 - 300,000.00	11	3,108,200.00	2.55
300,000.01 - 350,000.00	66	22,190,056.00	18.19
350,000.01 - 400,000.00	88	33,180,917.70	27.20
400,000.01 - 450,000.00	37	15,606,734.00	12.79
450,000.01 - 500,000.00	33	15,844,910.00	12.99
500,000.01 - 550,000.00	12	6,264,200.00	5.14
550,000.01 - 600,000.00	3	1,676,250.00	1.37
600,000.01 - 650,000.00	2	1,286,250.00	1.05
650,000.01 - 700,000.00	1	675,000.00	0.55
700,000.01 - 750,000.00	2	1,500,000.00	1.23
900,000.01 - 950,000.00	1	950,000.00	0.78
Total:	**435**	**$ 121,979,418.70**	**100.00**



DESCRIPTION OF THE GROUP III COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	5	$ 249,146.09	0.20
50,000.01 - 100,000.00	88	6,605,587.26	5.43
100,000.01 - 150,000.00	53	6,622,967.21	5.45
150,000.01 - 200,000.00	25	4,322,235.55	3.56
200,000.01 - 250,000.00	8	1,829,366.78	1.51
250,000.01 - 300,000.00	11	3,094,861.05	2.55
300,000.01 - 350,000.00	67	22,460,247.36	18.48
350,000.01 - 400,000.00	87	32,712,912.53	26.91
400,000.01 - 450,000.00	38	16,004,750.50	13.17
450,000.01 - 500,000.00	32	15,337,152.54	12.62
500,000.01 - 550,000.00	13	6,792,593.46	5.59
550,000.01 - 600,000.00	2	1,121,542.91	0.92
600,000.01 - 650,000.00	2	1,281,372.63	1.05
650,000.01 - 700,000.00	1	672,388.21	0.55
700,000.01 - 750,000.00	2	1,496,133.70	1.23
900,000.01 - 950,000.00	1	944,989.52	0.78
Total:	**435**	**$ 121,548,247.30**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 or Less	1	$ 49,814.01	0.04
121 - 180	10	1,164,664.36	0.96
181 - 240	7	621,812.95	0.51
301 - 360	417	119,711,955.98	98.49
Total:	**435**	**$ 121,548,247.30**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	18	$ 7,702,440.22	6.34
6.000 - 6.499	45	15,397,066.70	12.67
6.500 - 6.999	92	29,764,954.48	24.49
7.000 - 7.499	58	15,957,420.69	13.13
7.500 - 7.999	72	18,901,428.81	15.55
8.000 - 8.499	47	12,499,381.47	10.28
8.500 - 8.999	50	12,100,148.08	9.96
9.000 - 9.499	11	2,769,858.70	2.28
9.500 - 9.999	19	4,039,592.44	3.32
10.000 - 10.499	8	758,389.68	0.62
10.500 - 10.999	8	887,731.78	0.73
11.000 - 11.499	3	236,614.91	0.19
11.500 - 11.999	2	418,393.16	0.34
12.000 - 12.499	2	114,826.18	0.09
Total:	**435**	**$ 121,548,247.30**	**100.00**

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 - 3.499	11	$ 4,473,807.09	5.94
3.500 - 3.999	26	9,942,196.87	13.21
4.000 - 4.499	30	12,534,747.23	16.65
4.500 - 4.999	48	17,054,529.70	22.66
5.000 - 5.499	36	12,333,316.16	16.39
5.500 - 5.999	27	9,141,481.16	12.14
6.000 - 6.499	13	4,867,003.84	6.47
6.500 - 6.999	8	2,633,117.45	3.50
7.000 - 7.499	4	1,238,436.25	1.65
7.500 - 7.999	1	350,000.00	0.46
8.000 - 8.499	1	373,103.92	0.50
9.500 - 9.999	1	329,369.33	0.44
Total:	**206**	**$ 75,271,109.00**	**100.00**



DESCRIPTION OF THE GROUP III COLLATERAL

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-04	1	$ 357,129.07	0.47
2004-05	1	70,196.88	0.09
2004-10	1	350,991.98	0.47
2004-11	5	1,799,999.38	2.39
2004-12	25	9,167,824.01	12.18
2005-01	135	49,466,307.76	65.72
2005-02	5	1,869,709.86	2.48
2005-03	8	3,213,657.14	4.27
2005-04	5	1,726,646.93	2.29
2005-05	7	1,890,150.00	2.51
2005-12	2	827,473.79	1.10
2006-01	9	3,837,504.72	5.10
2006-02	1	346,133.24	0.46
2006-03	1	347,384.24	0.46
Total:	**206**	**$ 75,271,109.00**	**100.00**

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	9	$ 3,855,217.56	5.12
12.000 - 12.499	16	6,901,432.36	9.17
12.500 - 12.999	39	15,295,301.50	20.32
13.000 - 13.499	29	10,908,361.39	14.49
13.500 - 13.999	40	13,704,542.04	18.21
14.000 - 14.499	21	7,659,641.59	10.18
14.500 - 14.999	30	9,760,470.00	12.97
15.000 - 15.499	8	3,199,078.01	4.25
15.500 - 15.999	9	3,078,734.47	4.09
16.000 - 16.499	2	158,763.87	0.21
16.500 - 16.999	1	350,000.00	0.46
17.500 - 17.999	1	70,196.88	0.09
18.500 - 18.999	1	329,369.33	0.44
Total:	**206**	**$ 75,271,109.00**	**100.00**


UBS Warburg

DESCRIPTION OF THE GROUP III COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	9	$ 3,855,217.56	5.12
6.000 - 6.499	19	8,081,920.59	10.74
6.500 - 6.999	44	17,245,371.86	22.91
7.000 - 7.499	29	10,794,185.75	14.34
7.500 - 7.999	39	13,211,965.25	17.55
8.000 - 8.499	20	7,531,530.28	10.01
8.500 - 8.999	27	8,683,557.78	11.54
9.000 - 9.499	6	2,260,876.73	3.00
9.500 - 9.999	8	2,698,153.12	3.58
10.000 - 10.499	2	158,763.87	0.21
10.500 - 10.999	2	420,196.88	0.56
11.500 - 11.999	1	329,369.33	0.44
Total:	**206**	**$ 75,271,109.00**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	1	$ 348,540.77	0.46
3.00	205	74,922,568.23	99.54
Total:	**206**	**$ 75,271,109.00**	**100.00**



DESCRIPTION OF THE GROUP III COLLATERAL

Original Loan-to-Value Ratios[1]

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	4	$ 384,481.11	0.32
30.01 - 35.00	4	1,094,261.96	0.90
35.01 - 40.00	6	822,361.34	0.68
40.01 - 45.00	7	1,626,198.55	1.34
45.01 - 50.00	5	1,063,855.17	0.88
50.01 - 55.00	12	3,302,037.42	2.72
55.01 - 60.00	19	6,154,104.14	5.06
60.01 - 65.00	26	7,442,264.28	6.12
65.01 - 70.00	28	9,568,197.58	7.87
70.01 - 75.00	51	14,546,991.75	11.97
75.01 - 80.00	110	28,661,962.90	23.58
80.01 - 85.00	35	9,963,858.30	8.20
85.01 - 90.00	58	16,236,979.61	13.36
90.01 - 95.00	65	19,738,729.35	16.24
95.01 - 100.00	5	941,963.84	0.77
Total:	**435**	**$ 121,548,247.30**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	7	$ 1,165,337.95	0.96
500 - 519	24	6,796,956.58	5.59
520 - 539	26	7,362,641.26	6.06
540 - 559	20	5,743,262.49	4.73
560 - 579	28	8,988,561.42	7.40
580 - 599	23	7,071,093.11	5.82
600 - 619	52	16,168,078.73	13.30
620 - 639	57	16,361,875.94	13.46
640 - 659	61	16,138,211.17	13.28
660 - 679	43	8,794,523.36	7.24
680 - 699	34	8,249,228.76	6.79
700 - 719	20	5,700,760.41	4.69
720 - 739	15	4,595,270.79	3.78
740 - 759	11	3,035,300.89	2.50
760 - 779	4	1,328,934.04	1.09
780 - 799	9	3,669,122.17	3.02
800 - 819	1	379,088.23	0.31
Total:	**435**	**$ 121,548,247.30**	**100.00**



DESCRIPTION OF THE GROUP III COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	127	$ 44,941,682.75	36.97
New York	41	13,034,700.27	10.72
Massachusetts	27	8,200,805.90	6.75
Virginia	21	7,431,832.45	6.11
Florida	27	4,975,711.02	4.09
Texas	23	4,789,320.57	3.94
Maryland	12	3,970,001.17	3.27
Georgia	25	3,499,088.65	2.88
Illinois	17	3,302,760.47	2.72
New Jersey	9	2,891,517.56	2.38
North Carolina	7	2,421,479.97	1.99
Colorado	8	2,345,009.92	1.93
Michigan	10	2,132,257.48	1.75
Pennsylvania	11	2,074,389.34	1.71
Nevada	9	2,056,028.77	1.69
New Hampshire	6	1,808,934.51	1.49
Ohio	10	1,272,537.33	1.05
Washington	4	1,244,004.24	1.02
Kentucky	3	1,197,447.77	0.99
Rhode Island	2	1,152,326.01	0.95
Connecticut	4	1,094,248.33	0.90
Arizona	4	633,137.12	0.52
Oregon	2	539,308.29	0.44
Louisiana	1	523,067.56	0.43
Delaware	2	505,553.65	0.42
Alabama	2	499,043.53	0.41
Minnesota	1	463,345.45	0.38
Wisconsin	2	459,568.26	0.38
Maine	3	402,369.05	0.33
Idaho	1	382,528.26	0.31
Iowa	1	330,578.41	0.27
South Carolina	4	290,568.29	0.24
Indiana	4	219,031.42	0.18
Tennessee	2	216,785.87	0.18
Kansas	1	112,283.91	0.09
Missouri	1	73,428.77	0.06
Nebraska	1	61,564.98	0.05
Total:	**435**	**$ 121,548,247.30**	**100.00**



DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	385	$ 113,940,411.85	93.74
Non-Owner Occupied	41	5,066,181.79	4.17
Second Home	9	2,541,653.66	2.09
Total:	**435**	**$ 121,548,247.30**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	283	$ 80,278,507.42	66.05
Stated Income	145	39,105,520.62	32.17
Lite Documentation	4	1,130,465.84	0.93
No Doc	3	1,033,753.42	0.85
Total:	**435**	**$ 121,548,247.30**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cash-Out	283	$ 79,526,465.13	65.43
Purchase	103	30,495,668.37	25.09
Refinance No Cash-Out	49	11,526,113.80	9.48
Total:	**435**	**$ 121,548,247.30**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA+	100	$ 20,847,004.44	17.15
AA	222	68,252,201.68	56.15
A	68	21,163,078.02	17.41
B	36	8,801,782.50	7.24
CC	5	1,043,788.47	0.86
C	4	1,440,392.19	1.19
Total:	**435**	**$ 121,548,247.30**	**100.00**


UBS Warburg

DESCRIPTION OF THE GROUP III COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	322	$ 91,451,436.17	75.24
PUD	65	20,484,332.13	16.85
Condominium	20	5,238,342.72	4.31
2-4 Family	25	4,168,867.88	3.43
Manufactured Housing	3	205,268.40	0.17
Total:	**435**	**$ 121,548,247.30**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	70	$ 18,379,825.71	15.12
12	25	7,235,598.16	5.95
24	152	55,763,817.92	45.88
30	3	1,223,685.24	1.01
36	183	38,804,800.51	31.93
60	2	140,519.76	0.12
Total:	**435**	**$ 121,548,247.30**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	189	$ 23,181,343.94	19.07
Non-Conforming	246	98,366,903.36	80.93
Total:	**435**	**$ 121,548,247.30**	**100.00**


UBS Warburg

Sensitivity Analysis

To Optional Termination

Class A-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.62	3.16	2.36	1.84	1.45
Principal Window	Jun03 - Dec15	Jun03 - Nov11	Jun03 - Aug09	Jun03 - Apr08	Jun03 - May07

Class A-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.73	3.24	2.42	1.88	1.49
Principal Window	Jun03 - Dec15	Jun03 - Nov11	Jun03 - Aug09	Jun03 - Apr08	Jun03 - May07

Class A-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.85	3.33	2.49	1.94	1.54
Principal Window	Jun03 - Dec15	Jun03 - Nov11	Jun03 - Aug09	Jun03 - Apr08	Jun03 - May07

Class M-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.32	5.64	4.42	3.99	3.95
Principal Window	Jun07 - Dec15	Jun06 - Nov11	Aug06 - Aug09	Nov06 - Apr08	Feb07 - May07

Class M-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.32	5.63	4.37	3.81	3.64
Principal Window	Jun07 - Dec15	Jun06 - Nov11	Jul06 - Aug09	Aug06 - Apr08	Oct06 - May07

Class M-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.32	5.63	4.35	3.73	3.46
Principal Window	Jun07 - Dec15	Jun06 - Nov11	Jun06 - Aug09	Jul06 - Apr08	Aug06 - May07

Class M-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.23	5.57	4.29	3.67	3.35
Principal Window	Jun07 - Dec15	Jun06 - Nov11	Jun06 - Aug09	Jun06 - Apr08	Jul06 - May07

Class M-5 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	7.41	5.02	3.89	3.33	3.13
Principal Window	Jun07 - Jul14	Jun06 - Nov10	Jun06 - Dec08	Jun06 - Sep07	Jun06 - Nov06


UBS Warburg

Sensitivity Analysis

To Maturity

Class A-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.95	3.41	2.55	1.98	1.55
Principal Window	Jun03 - Apr28	Jun03 - Nov21	Jun03 - Apr17	Jun03 - Apr14	Jun03 - Feb12

Class A-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	5.11	3.53	2.64	2.06	1.62
Principal Window	Jun03 - Nov28	Jun03 - Oct22	Jun03 - Mar18	Jun03 - Jan15	Jun03 - Nov12

Class A-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	5.30	3.68	2.76	2.16	1.71
Principal Window	Jun03 - Jun29	Jun03 - Oct23	Jun03 - Feb19	Jun03 - Nov15	Jun03 - Jul13

Class M-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	9.06	6.19	4.84	4.31	4.35
Principal Window	Jun07 - Oct24	Jun06 - Oct18	Aug06 - Jan15	Nov06 - Jul12	Feb07 - Oct10

Class M-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.92	6.07	4.71	4.06	3.84
Principal Window	Jun07 - Oct21	Jun06 - Mar16	Jul06 - Dec12	Aug06 - Oct10	Oct06 - May09

Class M-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.66	5.88	4.54	3.87	3.56
Principal Window	Jun07 - Apr19	Jun06 - Apr14	Jun06 - Jun11	Jul06 - Aug09	Aug06 - Jun08

Class M-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.25	5.59	4.31	3.68	3.36
Principal Window	Jun07 - Sep16	Jun06 - May12	Jun06 - Jan10	Jun06 - Jul08	Jul06 - Jul07

Class M-5 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	7.41	5.02	3.89	3.33	3.13
Principal Window	Jun07 - Jul14	Jun06 - Nov10	Jun06 - Dec08	Jun06 - Sep07	Jun06 - Nov06


UBS Warburg

Interest Rate Cap Notional Schedule (1)

Period	Cap Notional Schedule
1	657,642,000
2	650,518,000
3	642,352,000
4	633,161,000
5	622,968,000
6	611,803,000
7	599,698,000
8	586,691,000
9	572,826,000
10	558,340,000
11	543,303,000
12	527,757,000
13	511,752,000
14	495,337,000
15	478,568,000
16	462,368,000
17	446,721,000
18	431,610,000
19	417,015,000
20	402,919,000
21	389,304,000
22	376,153,000
23	0

(1) The strike is equal to 6.55%.


UBS Warburg

Interest Rate Corridor Notional Schedule (1) (2)

Period	Notional Schedule
1	105,747,000
2	104,425,903
3	102,916,614
4	101,222,560
5	99,348,549
6	97,299,686
7	95,081,973
8	92,702,958
9	90,170,329
10	87,560,863
11	84,880,342
12	82,135,060
13	79,331,873
14	76,477,988
15	73,582,872
16	70,779,906
17	68,068,283
18	65,444,934
19	62,906,891
20	60,451,290
21	0

(1) The Class A-3 will receive benefit from the corridor first; any remainder will benefit all bonds.
(2) The low strike is equal to 6.00%, and the high strike is equal to 6.55%.



Net WAC Rate Cap (%) for Class A-1 Certificates

Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)
1	7.53	7.53	32	6.54	9.44	63	6.49	10.84
2	6.77	6.77	33	6.54	10.35	64	6.49	10.83
3	6.56	6.56	34	7.23	11.44	65	6.71	11.17
4	6.56	6.56	35	6.53	10.32	66	6.49	10.80
5	6.77	6.78	36	6.75	10.66	67	6.71	11.14
6	6.56	6.56	37	6.53	10.31	68	6.49	10.76
7	6.77	6.78	38	6.75	10.64	69	6.49	10.75
8	6.56	6.56	39	6.53	11.06	70	7.18	11.88
9	6.56	6.56	40	6.53	11.05	71	6.48	10.71
10	7.01	7.01	41	6.74	11.40	72	6.70	11.05
11	6.56	6.56	42	6.52	11.02	73	6.48	10.68
12	6.77	6.77	43	6.74	11.38	74	6.69	11.02
13	6.55	6.56	44	6.52	11.00	75	6.48	10.65
14	6.77	6.77	45	6.52	11.05	76	6.47	10.63
15	6.55	6.55	46	7.22	12.22	77	6.69	10.97
16	6.55	6.55	47	6.52	11.02			
17	6.77	6.77	48	6.73	11.37			
18	6.55	6.55	49	6.52	10.99			
19	6.77	6.77	50	6.73	11.35			
20	6.55	6.55	51	6.51	11.02			
21	6.55	8.77	52	6.51	11.01			
22	7.25	9.70	53	6.73	11.36			
23	6.55	8.76	54	6.51	10.98			
24	6.76	9.04	55	6.72	11.33			
25	6.54	8.74	56	6.51	10.95			
26	6.76	9.03	57	6.50	10.94			
27	6.54	9.47	58	6.95	11.67			
28	6.54	9.47	59	6.50	10.90			
29	6.76	9.77	60	6.72	11.25			
30	6.54	9.45	61	6.50	10.87			
31	6.76	9.76	62	6.71	11.22			

(1) Assumes 6m LIBOR stays at 1.25188% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6m LIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed and no payments under the interest rate cap are received.



Net WAC Rate Cap (%) for Class A-2 Certificates

Period	NWC [1] (%)	NWC [2] (%)	Period	NWC [1] (%)	NWC [2] (%)	Period	NWC [1] (%)	NWC [2] (%)
1	7.47	7.47	32	6.47	8.98	63	6.40	9.94
2	6.72	6.72	33	6.47	9.74	64	6.40	9.92
3	6.51	6.51	34	7.16	10.76	65	6.61	10.23
4	6.51	6.51	35	6.46	9.71	66	6.40	9.88
5	6.72	6.72	36	6.68	10.02	67	6.61	10.19
6	6.51	6.51	37	6.46	9.68	68	6.39	9.84
7	6.72	6.72	38	6.67	9.99	69	6.39	9.82
8	6.51	6.51	39	6.45	10.31	70	7.07	10.85
9	6.51	6.51	40	6.45	10.29	71	6.39	9.78
10	6.95	6.95	41	6.67	10.61	72	6.60	10.08
11	6.50	6.50	42	6.45	10.25	73	6.38	9.73
12	6.72	6.72	43	6.66	10.57	74	6.59	10.04
13	6.50	6.50	44	6.44	10.21	75	6.38	9.69
14	6.72	6.72	45	6.44	10.24	76	6.37	9.67
15	6.50	6.50	46	7.13	11.32	77	6.58	9.97
16	6.50	6.50	47	6.44	10.21			
17	6.71	6.72	48	6.65	10.53			
18	6.49	6.50	49	6.43	10.17			
19	6.71	6.71	50	6.65	10.49			
20	6.49	6.50	51	6.43	10.17			
21	6.49	8.44	52	6.43	10.15			
22	7.18	9.34	53	6.64	10.47			
23	6.49	8.43	54	6.42	10.12			
24	6.70	8.70	55	6.64	10.43			
25	6.48	8.41	56	6.42	10.08			
26	6.70	8.68	57	6.42	10.06			
27	6.48	9.04	58	6.86	10.73			
28	6.48	9.02	59	6.41	10.02			
29	6.69	9.31	60	6.62	10.33			
30	6.47	9.00	61	6.41	9.98			
31	6.69	9.29	62	6.62	10.29			

(1) Assumes 6m LIBOR stays at 1.25188% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6m LIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed and no payments under the interest rate cap are received.



Net WAC Rate Cap (%) for Class A-3 Certificates

Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)
1	6.84	6.84	32	5.94	7.96	63	5.89	8.57
2	6.16	6.16	33	5.93	8.55	64	5.89	8.55
3	5.96	5.96	34	6.57	9.45	65	6.09	8.82
4	5.96	5.96	35	5.93	8.52	66	5.89	8.51
5	6.16	6.16	36	6.13	8.79	67	6.09	8.78
6	5.96	5.96	37	5.93	8.49	68	5.89	8.47
7	6.16	6.16	38	6.12	8.76	69	5.89	8.45
8	5.96	5.96	39	5.93	8.97	70	6.52	9.34
9	5.96	5.96	40	5.92	8.96	71	5.88	8.41
10	6.37	6.37	41	6.12	9.24	72	6.08	8.67
11	5.96	5.96	42	5.92	8.92	73	5.88	8.37
12	6.16	6.16	43	6.12	9.20	74	6.08	8.63
13	5.96	5.96	44	5.92	8.89	75	5.88	8.34
14	6.16	6.16	45	5.92	8.90	76	5.88	8.32
15	5.96	5.96	46	6.55	9.83	77	6.07	8.57
16	5.96	5.96	47	5.92	8.86			
17	6.15	6.15	48	6.11	9.14			
18	5.95	5.95	49	5.91	8.82			
19	6.15	6.15	50	6.11	9.10			
20	5.95	5.95	51	5.91	8.81			
21	5.95	7.51	52	5.91	8.79			
22	6.58	8.33	53	6.10	9.07			
23	5.95	7.51	54	5.91	8.75			
24	6.14	7.75	55	6.10	9.03			
25	5.94	7.49	56	5.90	8.71			
26	6.14	7.73	57	5.90	8.69			
27	5.94	8.00	58	6.31	9.27			
28	5.94	7.99	59	5.90	8.65			
29	6.14	8.25	60	6.10	8.92			
30	5.94	7.97	61	5.90	8.61			
31	6.13	8.22	62	6.09	8.88			

(1) Assumes 6m LIBOR stays at 1.25188% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6m LIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed and no payments under the interest rate cap are received.


UBS Warburg

Net WAC Rate Cap (%) for Class M Certificates

Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)
1	7.39	7.39	32	6.41	9.04	63	6.34	10.11
2	6.65	6.65	33	6.41	9.84	64	6.34	10.09
3	6.43	6.43	34	7.09	10.89	65	6.55	10.41
4	6.43	6.43	35	6.40	9.82	66	6.34	10.06
5	6.65	6.65	36	6.61	10.13	67	6.55	10.37
6	6.43	6.43	37	6.40	9.80	68	6.33	10.02
7	6.65	6.65	38	6.61	10.11	69	6.33	10.00
8	6.43	6.43	39	6.40	10.46	70	7.01	11.05
9	6.43	6.43	40	6.40	10.45	71	6.33	9.96
10	6.88	6.88	41	6.61	10.78	72	6.54	10.27
11	6.43	6.43	42	6.39	10.39	73	6.32	9.92
12	6.65	6.65	43	6.60	10.72	74	6.53	10.23
13	6.43	6.43	44	6.38	10.36	75	6.32	9.88
14	6.64	6.64	45	6.38	10.39	76	6.32	9.86
15	6.43	6.43	46	7.06	11.49	77	6.53	10.17
16	6.43	6.43	47	6.38	10.36			
17	6.64	6.64	48	6.59	10.69			
18	6.42	6.43	49	6.37	10.32			
19	6.64	6.64	50	6.58	10.65			
20	6.42	6.43	51	6.37	10.34			
21	6.42	8.45	52	6.37	10.32			
22	7.11	9.35	53	6.58	10.64			
23	6.42	8.43	54	6.36	10.28			
24	6.63	8.71	55	6.57	10.61			
25	6.42	8.42	56	6.36	10.24			
26	6.63	8.69	57	6.36	10.23			
27	6.41	9.08	58	6.79	10.91			
28	6.41	9.07	59	6.35	10.19			
29	6.62	9.36	60	6.56	10.51			
30	6.41	9.05	61	6.35	10.15			
31	6.62	9.34	62	6.56	10.47			

(1) Assumes 6m LIBOR stays at 1.25188% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6m LIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed and no payments under the interest rate cap are received.



FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Warburg LLC

Asset Backed Finance

Shahid Quraishi	212-713-2728
Jay Lown	212-713-3670
Peter Faigl	212-713-2549
Glenn McIntyre	212-713-3180
Daniel Huang	212-713-3153
Jaka Ismail	212-713-4129
Anthony Beshara	212-713-2804
Olivier D'Meza	212-713-1427

ABS Syndicate & Trading

Jack McCleary	212-713-4330
Eric Marcus	212-713-4002
Stuart Lippman	212-713-2946

Rating Agency Contacts

Scott Seewald (Fitch)	212-908-0838
Joseph Grohotolski (Moody's)	212-553-4619
Bridget Steers (S&P)	212-438-2610